Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

March 30, 2010

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on March 30, 2010.

Item 4	Summary of Material Change

Gammon Gold Provides Update on Exploration Program, Multiple New Discoveries at Ocampo and El Cubo Mines, Resumption of Exploration at Guadalupe y Calvo Projects

Item 5	Full Description of Material Change

Gammon is pleased to provide an update on its exploration activities. Gammon also announces that its ongoing exploration programs at Ocampo and El Cubo have been successful in delineating two new gold-silver deposits at Ocampo (Las Molinas and Santa Eduviges); the discovery of five new significant target areas at Ocampo with commercial-grade mineralization; ore-grade mineralization at two target areas at El Cubo and plans to resume drilling at the Guadalupe y Calvo project in the coming months.

“The past months have been an exciting time for Gammon’s accelerated exploration program on all fronts” commented Peter Drobeck, Sr. V.P. Exploration & Business Development. He continued. “We currently have eleven drill rigs working at Ocampo and El Cubo with plans to test at least 12 exploration targets at Ocampo and 10 exploration targets at El Cubo. We will be adding one drill rig at each of Ocampo and El Cubo in the second quarter, so that with the resumption of drilling at the Guadalupe y Calvo project in April and planned drilling at our new Mezquite Project in Zacatecas, we expect to have 15 drill rigs working in Mexico during the second quarter. Our board-approved budgets for 2010 include 139 kilometres of core drilling for the year, clearly a very aggressive drill program.”

OCAMPO EXPLORATION UPDATE

During 2009, the Company drilled 166 reverse circulation holes totaling 31,028 metres, and 442 diamond drill holes totaling 84,465 metres, for a total of 608 holes and 115,493 metres for the year at Ocampo.

2009 Ocampo Drilling Program
Area	Drilled Metres
In-Mine Underground Drilling	42,674
In-Mine Surface Drilling	43,018
Non-Mine New Target Drilling	29,800
Total Metres	115,492

The Company will continue with an aggressive drilling program for 2010. The 2010 drilling program provides for 30,000 metres of underground core drilling, 2,885 metres of underground exploration drifting, 4,800 metres of in-pit delineation drilling and 35,500 metres of surface discovery drilling. As of the end of February 2010, the Company’s non-mine surface program had completed 37 surface holes for 8,850 metres as part of the surface discovery program. To date, the exploration program has resulted in the discovery and delineation of the Las Molinas and Santa Eduviges deposits at Ocampo as well as numerous new discoveries for follow up drilling.

2010 Planned Ocampo Drilling Program
Area	Planned Metres
Underground Drilling	30,000
Surface Drilling	4,800
New Target Drilling	35,500
Total Metres	70,300

Ocampo Underground

Underground drilling at Ocampo in the past five months has focused on three targets, the Belen and Jesus Maria veins, and the Santa Eduviges clavo. Significant intercepts in terms of grade and/or width have been intersected at Belen. Favourable results have also been received from the Jesus Maria program that are highlighted in Table 2. At Santa Eduviges over 13,000 metres of drilling has been advanced since the program began in the second half of 2009. A resource model is currently being assembled for Santa Eduviges and development options are being evaluated.

Two exploration drifts are being driven to establish drilling platforms to the northeast and southeast of the main underground complex. The northeast drive will target the San Amado vein and allow the mine to follow-up at depth on promising surface drilling undertaken in 2008 and 2009. The southeast drive will follow the Aventurero vein on the 1611 elevation and will open-up drilling platforms to target Santa Juliana, Resurreccion and Aventurero. In addition, infill drilling will follow the Santa Eduviges ramp down as it is being driven over the next three quarters.

The Company’s drilling program at Ocampo in 2009 and early 2010 have already identified potentially commercial grades and configurations of mineralization at the Las Molinas and Santa Eduviges targets and the Company has drilled four other significant discoveries at Ocampo, including:

Santa Librada

The Santa Librada target is located approximately one kilometre south of the open pit mines and consists of a major northwest-striking shear zone as well as subsidiary west-northwest-striking veining parallel to the PGR trend further north. The target was defined by basic fieldwork in 2009 and the Company drilled an initial test of 9 holes in late 2009. The main northwest-striking fault appears to have over 200 metres of vertical displacement and the mineralized fault zone has well-developed shearing and brecciation. Of the nine holes drilled, five showed anomalous gold and two showed potential long zones of sheeted veining similar to the ores in the open pits. The best hole, OG-835 had a 23.0 metre wide intercept grading 0.74 grams per tonne gold and 46 grams per tonne silver, or 1.58 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1. Follow-up fieldwork on this target shows it to have an alteration and mineralization style similar to the Plaza de Gallos open pit. The Company plans to follow-up this discovery with an additional 3,000 metre of drilling in the second quarter of 2010, and further drilling if this work is positive.

Los Monos

The Los Monos vein structure was first recognized in mid-2009 as a 1,600 metre long vein system that had not been previously explored. The Los Monos vein locally has areas with 20 metre widths of quartz veining and stockworking as well as long sections of the vein that are typical of veins mined underground elsewhere in the district. In early 2010, the Company drilled seven core holes on this target and cut strongly mineralized values in three of these holes. Key intercepts were:

  OG-876 with 3.3 metres grading 4.53 grams per tonne gold and 9 grams per tonne silver, or 4.70 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1;
  OG-881 with 0.7 metres grading 2.62 grams per tonne gold and 4 grams per tonne silver, or 2.69 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1; and
  OG-884 with 1.9 metres grading 1.95 grams per tonne gold and 116 grams per tonne silver, or 4.06 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1.

Based on these initial positive results the Company plans to complete further drilling here later in the year.

Picacho SE / Picacho Deeps

The Company has continued to drill mineralization east of and below the Picacho open pit. Drill intercepts discovered to date indicate potential mineralization for open-pit or underground mining. Most recently two drill holes intersected high grades in holes aimed at underground targets below the planned open pit:

  OG-886 with 5.8 metres grading 9.01 grams per tonne gold and 309 grams per tonne silver, or 14.63 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1; and
  OG-890 with 3.7 metres grading 13.04 grams per tonne gold and 11 grams per tonne silver, or 13.25 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1

San Amado

In Q4 2009, the Company began in-fill drilling at the San Amado target. This drilling is focused on several ore-grade drill holes that were completed earlier in 2009. The closely-spaced drilling shows that there is a low-grade zone between the near-surface (where some high-grades were cut in the past) and the 1600 metre level (where some exceptionally high grades were cut in 2008). The drilling also shows that this complex system of veins, cut by post-mineral faults, transitions from low-sulfide banded quartz veins near surface, to high-sulfide veining at depth with very high grades. In 2010, the Company will explore this deeper zone via underground drifting and drilling.

Cerro Colorado

The Cerro Colorado zone is located in the northern portion of the Ocampo property and has been mapped and sampled in greater detail over the past 3 months. The work has provided encouragement that there may be a blind mineral system below a large silica cap. The target is of comparable size as the main Ocampo underground mine.

“We are encouraged that the first year of substantial exploration at Ocampo in several years has delineated two new potentially commercial deposits at Las Molinas and Santa Eduviges. We are presently working on modeling the deposits and our engineering team is presently evaluating potential mining methods for both of the new deposits. The aggressive 2010 drilling program has an excellent potential for improving on the positive results we achieved in 2009.” stated Mr. Peter Drobeck.

EL CUBO MINE EXPLORATION

In late 2009, the Company launched a strategic exploration program at the El Cubo mine after more than a decade of relative inactivity. The program initially identified 16 new exploration drill targets that total over 15 kilometres of cumulative lineal strike length. Subsequent work has prioritized these targets for the 44,000 metre drilling program. To date, the Company has completed 17,028 metres of drilling with three drills and plans to add another drill in the second quarter of 2010.

Dolores – Capulin Target

The exploration program at El Cubo has already discovered two new mineralized occurrences at Dolores-Capulin and Puertocito. The drilling on the Dolores-Capulin target tested the intersection of an east-northeast-striking mineralized fault zone with the north-northwest-striking Dolores Vein (one of the historic producing veins of the district), but south of all past production and exploration. The drill results from 25 core holes drilled on the Dolores portion to date discovered an altered structure up to 30 metres thick within which mineralization occurs both as traditional simple veins, as well as wide zones of sheeted and stringer veining. Some of the more encouraging intercepts in this drilling include:

  C-478 with 9.1 metres grading 1.74 grams per tonne gold and 172 grams per tonne silver, or 4.88 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 106.6 metres
  C-479 with 15.8 metres grading 0.36 grams per tonne gold and 42 grams per tonne silver, or 1.13 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 152.0 metres
  C-479 with 0.7 metres grading 0.80 grams per tonne gold and 233 grams per tonne silver, or 5.04 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1 from 171.9 metres
  C-494 with 1.2 metres grading 1.17 grams per tonne gold and 209 grams per tonne silver, or 4.97 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 197.9 metres

Drilling on the east-northeast-striking Capulin Fault zone discovered thick zones of mixed sheeted quartz veining and argillic altered volcanic rocks. The better values appear to occur at the intersection of the Dolores structure with the Capulin Fault zone:

  C-481 with 29.8 metres grading 1.07 grams per tonne gold and 106 grams per tonne silver, or 3.00 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 157.0 metres
  C-482 with 20.3 metres grading 1.03 grams per tonne gold and 51 grams per tonne silver, or 1.96 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 117.9 metres
  C-483 with 3.1 metres grading 2.77 grams per tonne gold and 291 grams per tonne silver, or 8.06 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 132.7 metres
  C-485 with 1.8 metres grading 0.25 grams per tonne gold and 272 grams per tonne silver, or 5.19 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 226.9 metres

Together these intercepts indicate a complex deposit with significant widths near the intersection of the Capulin and Dolores structures. The Company plans to complete a resource estimate on this area during Q2 2010 to determine if there is potential for an economic deposit.

Puertocito Target

In mid-2009, geologic mapping and compilation efforts by the Company’s geologists determined that there is a major fault structure in the north part of the Villalpando vein system that was previously not considered a major target. This fault, called the Puertocito Fault, may actually be the northward continuation of the Villalpando Vein (the major vein in the district), not the Barragana vein as was previously thought. Previous drilling in this area was primarily angled to the southwest to test the northeast-dipping Barragana trend – but sub-parallel to the Puertocito Fault. New drill testing by Gammon in 2010 has now cut the Puertocito Fault at near right-angles to its dip, and has shown that just 70 metres in the subsurface, the structure contains classic banded epithermal veining and hydrothermal breccia textures with local patches of sulfides – and the first drill hole in the target returned impressive widths and grades. Drilling is presently in progress with two drill rigs on site. The best results to date include:

  C-523 with 4.9 metres grading 12.49 grams per tonne gold and 188 grams per tonne silver, or 15.91 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1 from 94.8 metres
  C-524 with 0.5 metres grading 17.00 grams per tonne gold and 35 grams per tonne silver, or 17.64 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1 from 137.2 metres
  C-525 with 3.3 metres grading 10.64 grams per tonne gold and 181 grams per tonne silver, or 13.93 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 98.2 metres

Fenix Target

The Company has also completed a series of new drill holes on the Fenix target, just southeast of the Puertocito, where past drilling had encountered some wide intercepts of gold-silver mineralization. The best results of these new drill holes include:

  CM-30 with 32.6 metres grading 0.47 grams per tonne gold and 30 grams per tonne silver, or 1.02 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 41.8 metres
  CM-30 with 27.1 metres grading 0.70 grams per tonne gold and 28 grams per tonne silver, or 1.21 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 81.4 metres
  CM-31 with 6.2 metres grading 4.42 grams per tonne gold and 26 grams per tonne silver, or 4.90 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 76.7 metres
  CM-36 with 15.9 metres grading 0.65 grams per tonne gold and 56 grams per tonne silver, or 1.68 grams per tonne gold equivalent at a gold-to-silver ratio of 55:1, from 75.3 metres

Guadalupe y Calvo

The Company has also recently signed a contract to begin drilling at its Guadalupe y Calvo project in southern Chihuahua in an effort to extend the known mineralization at depth and along strike from the existing mineralization. Present plans provide for the drilling to begin in early April.

Mezquite Project

In addition to the positive results at the Company’s existing projects, Gammon has developed a new grass roots exploration program for the recently acquired Mezquite Project in the Penasquito region. The Company believes the new management team will be able to acquire more new projects during 2010 that will build a solid exploration program for Gammon long-term.

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The El Cubo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario, or in the El Cubo mine lab, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Senior VP, Explorations & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold's Annual Report on Form 40-F/A, which may be secured from Gammon gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of Gammon, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "forecast", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding costs and timing of future exploration and reclamation expenses, the future prospects of its exploration drilling programs and the ability to discover potentially commercial targets and develop them, its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, , anticipated 2009 year-end and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model, including our capital program and exploration, internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Gammon's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Gammon. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

OCAMPO EXPLORATION
Current Exploration Targets

Gammon Gold Inc.

TARGET	TYPE	Length_m	Width_m
Stockwork Hill	OP	300	100
Sta. Librada Main	OP	300	35
St Librada North Main	OP	250	30
Los Monos	OP	200	20
Los Monos - above 1500m	UG	1400	1.5
Resurection	OP	160	30
Stockwork Hill	UG	800	2.0
San Amado below 1700m	UG	600	1.5
Molinas SW	UG	400	8.0
Resurrection	UG	300	2.0
St. Juliana	UG	300	2.0
San Miguel	UG	300	1.5
Sta Ines	UG	250	2.0
SE Aventurero above 1547m L	UG	200	2.0
Picacho Deeps	UG	200	3.0
Altagracia	UG	600	2.0
Cerro Colorado	unk	2300	2.0
Total Target Strikelength		**8860**	

Co. Colorado
Los Monos
San Amado
Las Molinas SW
Ressurection
Picacho SE & Deeps
Stockwork Hill
Sta Juliana
Altagracia
Sta Librada
Meters

Table 1: OCAMPO SURFACE DRILL RESULTS Q4 2009 - FEB 28, 2010
Hole	From	To (m)	Length	Gold	Silver	Au Eq.	VEIN
	(m)		(m)	(g/t)	(g/t)	(55:1)
OG-799	250.1	253.7	3.6	0.5	18.0	0.79	San Amado
OG-807	83.0	86.0	3.0	0.7	4.0	0.80	Las Molinas
OG-807	167.0	168.0	1.0	0.6	8.0	0.77	Las Molinas
OG-807	198.0	199.0	1.0	0.8	30.0	1.32	Las Molinas
OG-808	27.0	31.0	4.0	0.9	16.0	1.21	San Amado
OG-808	33.5	39.5	6.0	1.0	18.0	1.34	San Amado
OG-809	33.5	35.0	1.5	0.5	16.0	0.74	Las Molinas
OG-809	49.7	67.5	17.8	0.5	34.0	1.15	Las Molinas
OG-809	91.0	91.6	0.6	0.5	71.0	1.77	Las Molinas
OG-809	95.5	97.3	1.8	10.2	13.0	10.41	Las Molinas
OG-810	160.0	162.0	2.0	0.0	29.0	0.54	San Amado
OG-811	99.0	103.0	4.0	0.2	16.0	0.50	Las Molinas
OG-811	123.0	140.0	17.0	0.8	52.0	1.74	Las Molinas
OG-811	152.0	162.0	10.0	0.2	11.0	0.35	Las Molinas
OG-811	171.0	181.0	10.0	0.3	9.0	0.46	Las Molinas
OG-811	196.0	197.0	1.0	1.0	36.0	1.63	Las Molinas
OG-812	12.3	13.8	1.6	13.4	33.0	14.01	San Amado
OG-812	91.5	94.6	3.1	2.2	173.0	5.37	San Amado
OG-813	66.2	70.1	3.9	0.1	44.0	0.92	San Amado
OG-814	45.5	54.0	8.5	1.7	37.0	2.38	Las Molinas
OG-814	76.0	78.0	2.0	0.4	15.0	0.64	Las Molinas
OG-815	35.0	38.0	3.0	0.2	12.0	0.42	Las Molinas
OG-815	56.0	59.0	3.0	0.1	21.0	0.48	Las Molinas
OG-815	66.0	68.0	2.0	1.7	87.0	3.32	Las Molinas
OG-815	74.0	85.0	11.0	0.4	6.0	0.52	Las Molinas
OG-815	91.0	94.0	3.0	2.3	8.0	2.40	Las Molinas
OG-815	98.0	106.0	8.0	0.8	33.0	1.37	Las Molinas
OG-816	229.5	230.2	0.7	0.5	7.0	0.61	San Amado
OG-816	255.7	257.4	1.7	0.4	23.0	0.81	San Amado Bajo
OG-817	67.0	68.0	1.0	4.2	9.0	4.35	Las Molinas
OG-817	85.0	88.0	3.0	1.3	57.0	2.37	Las Molinas
OG-817	88.0	104.0	16.0	0.3	13.0	0.50	Las Molinas
OG-818	33.0	34.0	1.0	2.9	5.0	3.03	Las Molinas
OG-820	125.3	126.4	1.1	0.6	36.0	1.23	La Leona
OG-821	27.6	30.5	2.9	0.7	30.0	1.28	Las Molinas
OG-821	63.0	72.5	9.5	0.4	6.0	0.49	Las Molinas
OG-821	99.4	101.0	1.6	2.2	59.0	3.29	Las Molinas
OG-822	69.0	71.0	2.0	1.0	26.0	1.48	Picacho SE
OG-823	61.0	62.0	1.0	0.5	64.0	1.61	Picacho SE
OG-824	70.0	71.5	1.5	0.1	60.0	1.18	Las Molinas

Hole	From	To (m)	Length	Gold	Silver	Au Eq.	VEIN
			(m)			(55:1)
OG-824	159.0	163.5	4.5	0.8	22.0	1.20	Las Molinas
OG-824	180.5	183.5	3.0	0.3	17.0	0.44	Las Molinas
OG-824	186.5	191.0	4.5	0.1	17.0	0.42	Las Molinas
OG-825	101.0	102.9	1.9	2.0	107.0	3.94	La Leona
OG-827	118.2	118.9	0.6	4.0	160.0	6.89	San Amado al alto
OG-829	87.1	89.7	2.6	1.2	63.0	2.37	Las Molinas
OG-830	202.5	203.0	0.5	3.1	6.0	3.21	San Amado al alto
OG-831	11.0	14.0	3.0	0.7	38.0	1.38	Picacho SE
OG-831	34.0	37.0	3.0	5.4	382.0	12.30	Picacho SE
OG-831	52.0	53.0	1.0	0.2	25.0	0.61	Picacho SE
OG-831	66.0	67.0	1.0	0.5	10.0	0.65	Picacho SE
OG-831	74.0	75.0	1.0	0.6	33.0	1.24	Picacho SE
OG-831	94.0	102.0	8.0	0.3	24.0	0.77	Picacho SE
OG-833	31.0	33.0	2.0	1.0	6.0	1.07	Santa Librada
OG-833	96.0	97.0	1.0	0.7	8.0	0.84	Santa Librada
OG-834	82.2	84.2	2.0	1.7	7.0	1.79	La Leona
OG-834	96.1	96.9	0.8	1.1	91.0	2.71	La Leona
OG-834	114.4	114.9	0.5	0.4	89.0	2.06	La Leona
OG-835	61.0	84.0	23.0	0.7	46.0	1.58	Santa Librada
OG-835	88.0	90.0	2.0	0.6	49.0	1.46	Santa Librada
OG-836	111.0	113.0	2.0	0.3	1.0	0.35	Santa Librada
OG-837	281.8	282.3	0.5	0.3	30.0	0.85	San Amado al alto
OG-838	176.5	197.5	21.0	0.6	18.0	0.94	Las Molinas
OG-840	87.3	98.8	11.5	0.5	16.0	0.75	Las Molinas
OG-840	105.8	113.2	7.4	2.9	107.0	4.82	Las Molinas
OG-841	99.7	104.8	5.1	0.4	14.0	0.62	Las Molinas
OG-841	157.9	161.6	3.7	0.4	9.0	0.55	Las Molinas
OG-841	190.6	196.6	6.0	0.3	7.0	0.42	Las Molinas
OG-841	196.6	199.2	2.6	5.9	24.0	6.35	Las Molinas
OG-841	199.2	202.8	3.6	0.3	7.0	0.46	Las Molinas
OG-846	77.0	102.0	25.0	0.2	29.0	0.70	Santa Librada
OG-847	109.4	111.4	2.0	0.4	25.0	0.83	Las Molinas
OG-853	16.0	18.0	2.0	1.7	4.0	1.81	Santa Librada
OG-865	126.6	130.1	3.5	0.4	22.0	0.76	San Amado
OG-865	141.8	144.8	3.1	0.2	59.0	1.24	San Amado
OG-865	148.8	151.9	3.1	0.4	27.0	0.92	San Amado
OG-865	178.2	180.2	2.0	0.2	24.0	0.64	San Amado
OG-866	67.0	68.7	1.7	0.9	9.0	1.02	La Leona
OG-866	106.7	107.4	0.7	1.0	41.0	1.77	La Leona
OG-866	149.7	150.3	0.6	1.1	1.0	1.08	La Leona
OG-866	173.5	174.5	1.0	0.5	52.0	1.40	La Leona
OG-867	29.0	32.0	3.0	0.7	1.0	0.72	La Rosita

Hole	From	To (m)	Length	Gold	Silver	Au Eq.	VEIN
			(m)			(55:1)
OG-867	43.0	45.0	2.0	0.4	1.0	0.43	La Rosita
OG-867	47.0	48.0	1.0	0.3	2.0	0.34	La Rosita
OG-869	81.4	83.5	2.1	1.4	9.0	1.57	La Leona
OG-869	116.8	118.8	2.0	1.1	9.0	1.27	La Leona
OG-869	124.3	125.4	1.1	1.5	24.0	1.93	La Leona
OG-869	131.0	131.5	0.5	0.5	16.0	0.82	La Leona
OG-870	93.9	95.1	1.1	0.3	3.0	0.31	Los Monos
OG-871	122.2	124.0	1.8	0.1	7.0	0.23	Altagracia_Magdalena
OG-871	288.0	289.5	1.5	1.7	122.0	3.89	Altagracia_Magdalena
OG-871	300.9	302.0	1.1	0.2	16.0	0.49	Altagracia_Magdalena
OG-872	103.8	105.8	2.0	0.9	5.0	1.01	La Leona
OG-873	81.7	82.7	1.0	0.5	1.0	0.48	Los Monos
OG-874	63.6	64.1	0.5	0.4	8.0	0.50	La Leona
OG-874	95.3	95.8	0.5	7.1	154.0	9.92	La Leona
OG-876	113.0	116.3	3.3	4.5	9.0	4.70	Los Monos
OG-878	121.0	121.5	0.5	0.3	13.0	0.51	La Leona
OG-879	99.9	100.4	0.6	0.3	2.0	0.32	Los Monos
OG-879	104.0	107.8	3.8	0.4	1.0	0.40	Los Monos
OG-880	37.0	38.5	1.5	0.6	2.0	0.66	Altagracia_Magdalena
OG-881	116.1	116.8	0.7	2.6	4.0	2.69	Los Monos
OG-882	83.6	86.6	3.0	0.2	12.0	0.39	Altagracia_Magdalena
OG-882	224.0	228.3	4.3	0.5	57.0	1.50	Altagracia_Magdalena
OG-883	15.0	16.0	1.0	1.5	21.0	1.90	Picacho SE
OG-883	47.8	56.2	8.4	0.9	5.0	1.00	Picacho SE
OG-883	81.5	84.7	3.2	5.3	132.0	7.74	Picacho SE
OG-883	95.5	96.9	1.4	0.9	2.0	0.97	Picacho SE
OG-883	99.0	102.2	3.2	0.4	57.0	1.41	Picacho SE
OG-883	103.3	104.3	1.0	2.3	87.0	3.85	Picacho SE
OG-883	109.3	109.8	0.5	0.3	2.0	0.34	Picacho SE
OG-883	112.9	115.9	3.0	0.4	5.0	0.51	Picacho SE
OG-884	55.1	55.6	0.5	5.8	24.0	6.22	Los Monos
OG-884	99.7	101.6	1.9	2.0	116.0	4.06	Los Monos
OG-886	133.5	139.3	5.8	9.0	309.0	14.63	Picacho SE
OG-888	68.0	70.0	2.0	1.0	61.0	2.08	San Amado
OG-888	99.0	100.6	1.6	0.9	1.0	0.92	San Amado
OG-890	12.8	16.3	3.5	0.2	19.0	0.58	Picacho SE
OG-890	21.2	28.2	7.0	0.9	87.0	2.49	Picacho SE
OG-890	29.3	32.9	3.7	13.0	11.0	13.25	Picacho SE
OG-890	50.8	58.1	7.4	0.8	37.0	1.49	Picacho SE
OG-890	66.2	70.9	4.8	0.7	23.0	1.10	Picacho SE
OG-891	0.0	18.9	18.9	1.5	51.0	2.45	Las Molinas
OG-891	30.8	33.5	2.7	0.4	20.0	0.80	Las Molinas

Hole	From	To (m)	Length	Gold	Silver	Au Eq.	VEIN
			(m)			(55:1)
OG-893	26.5	31.0	4.5	0.3	18.0	0.58	Las Molinas
OG-893	45.3	72.4	27.1	1.4	44.0	2.16	Las Molinas
OG-898	221.8	222.8	0.9	0.5	39.0	1.19	El Rayo
OG-901	64.5	65.7	1.2	1.1	4.0	1.13	Las Molinas SW
OG-901	69.1	70.4	1.3	0.6	2.0	0.59	Las Molinas SW

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 2: OCAMPO UNDERGROUND DRILL RESULTS Q4 2009 - FEB 28, 2010
Hole	From	To (m)	Length	Gold	Silver	Au Eq.	VEIN
	(m)		(m)	(g/t)	(g/t)	(55:1)
OU-681	265.0	266.0	1.0	2.6	190.0	6.03	Jesus Maria
OU-737	187.2	188.1	0.9	1.2	74.7	2.57	Jesus Maria
OU-737	194.0	195.0	1.0	1.1	175.0	4.29	Jesus Maria
OU-737A	180.2	181.8	1.6	1.2	115.2	3.26	Jesus Maria
OU-657	130.4	132.0	1.6	9.7	374.9	16.48	Belen
OU-661	102.5	105.0	2.5	2.0	175.0	5.20	Belen
OU-717	164.3	167.9	3.6	19.5	138.3	22.03	Belen
OU-719	138.5	149.3	10.8	6.5	803.4	21.11	Belen
OU-640	109.5	111.0	1.5	3.6	43.0	4.34	Sta. Eduviges
OU-652	166.4	167.2	0.9	3.8	138.0	6.27	Sta. Eduviges
OU-658	195.0	198.0	3.0	3.7	89.2	5.33	Sta. Eduviges
OU-663	186.5	188.0	1.5	4.2	7.7	4.30	Sta. Eduviges
OU-665	104.6	105.3	0.7	4.5	181.0	7.81	Sta. Eduviges
OU-666A	81.0	82.0	1.0	3.0	128.0	5.33	Sta. Eduviges
OU-667	80.5	81.4	1.0	3.5	283.0	8.64	Sta. Eduviges
OU-673	102.6	104.3	1.7	2.8	253.8	7.41	Sta. Eduviges
OU-674	108.0	117.5	9.5	1.3	77.1	2.73	Sta. Eduviges
OU-674	121.3	122.7	1.4	4.4	9.5	4.56	Sta. Eduviges
OU-674	266.2	268.2	2.0	5.1	7.6	5.28	Sta. Eduviges
OU-675	96.4	103.4	7.0	1.4	127.6	3.70	Sta. Eduviges
OU-694	97.6	99.0	1.4	13.2	421.0	20.85	Sta. Eduviges
OU-738	197.3	198.2	1.0	4.2	29.7	4.71	Sta. Eduviges
OU-739	63.1	65.0	1.9	13.1	142.9	15.67	Sta. Eduviges
OU-739	197.0	198.2	1.2	4.5	64.7	5.65	Sta. Eduviges
OU-741	64.5	65.5	1.0	14.3	148.0	16.94	Sta. Eduviges
OU-742	193.5	194.7	1.2	3.6	3.5	3.69	Sta. Eduviges
OU-743	78.6	84.5	5.9	5.8	80.1	7.26	Sta. Eduviges

OU-743	198.5	203.2	4.7	35.1	383.1	42.09	Sta. Eduviges
OU-744	135.2	142.8	7.7	1.0	107.9	2.97	San Jose
OU-747	147.9	148.4	3.5	4.6	335.3	10.71	San Jose
OU-755	101.0	102.2	1.3	2.9	51.3	3.79	Esperanza

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

El Cubo Exploration 2010

Gammon Gold Inc.

Target	Strikelength of Target
Total Targets:	14,600m
1a - Villalpando Gap (UG)	1400m
2 – Villalpando-Cebolletas	1400m
3 – Cabrestantes	1200m
4 – Villalpando Salto Sur	2500m
5 – Villalpando –Capulin (UG)	500m
8 – Mesa Los Galgos	1200m
9 – El Cubo Fault South	2200m
10 – Dolores SE - Capulin	900m
11 – Puertocito	1000m
12 – La Reyna	600m
13 – Las Torres Bulk Mine (UG)	500m
14 – El Cubo North	200m
16 – Fenix bulk Mineable	500m
17 – La Cruz	500m

Planned Drilling 2010

44,000m Surface

15,000m UG / 1900m Explor Drifting

Inactive 2010

270000
275000
2330000
2325000
2320000
Vein
Target
Land Status
Gammon
Penoles
NAD 27 Zone 14
0 1,000 2,000 3,000 meters

Table 3: EL CUBO RESULTS Q4 2009 - FEB 28, 2010
Hole	From	To (m)	Length (m)	Gold	Silver	Au Eq. (55:1)	VEIN
	(m)			(g/t)	(g/t)
C-475	103.3	106.1	2.8	0.5	23.0	0.95	Dolores SE
C-476	128.6	137.7	9.1	1.2	29.0	1.70	Dolores SE
C-477	152.7	156.1	3.4	0.3	24.0	0.78	Dolores SE
C-478	106.6	115.7	9.1	1.7	172.0	4.88	Dolores SE
C-479	147.5	148.5	1.0	1.1	210.0	4.95	Dolores SE
C-479	152.0	167.8	15.8	0.4	42.0	1.13	Dolores SE
C-479	171.9	172.6	0.7	0.8	233.0	5.04	Dolores SE
C-480	193.3	202.8	9.5	0.0	0.0	0.00	Capulin
C-481	157.0	186.8	29.8	1.1	106.0	3.00	Capulin
C-482	117.9	138.2	20.3	1.0	51.0	1.96	Capulin
C-483	132.7	135.8	3.1	2.8	291.0	8.06	Capulin
C-484	77.0	77.2	0.2	0.3	90.0	1.91	Dolores SE
C-485	181.7	183.9	2.2	0.7	10.0	0.86	Capulin
C-485	191.7	196.1	4.4	0.8	17.0	1.15	Capulin
C-485	226.9	228.7	1.8	0.3	272.0	5.19	Capulin
C-490	206.4	207.3	0.9	1.8	134.0	4.23	Capulin
C-491	203.7	204.1	0.4	0.5	40.0	1.20	Capulin
C-492	218.2	221.6	3.4	0.4	11.0	0.56	Capulin
C-493	197.8	198.1	0.3	0.7	152.0	3.46	Capulin
C-494	197.9	199.1	1.2	1.2	209.0	4.97	Dolores SE
C-495	217.5	229.5	12.0	0.3	34.0	0.95	Dolores SE
C-498	258.8	259.8	1.0	0.7	87.0	2.28	Dolores SE
C-498	262.8	263.1	0.3	0.8	43.0	1.55	Dolores SE
C-499	30.1	31.0	0.9	0.3	27.0	0.79	Capulin
C-503	106.7	108.2	1.5	10.5	6.0	10.60	Capulin
C-506	62.3	85.8	23.5	0.2	7.0	0.30	Dolores SE
C-509	103.1	108.8	5.7	0.9	31.0	1.48	Dolores SE
C-510	115.7	131.5	15.8	1.1	48.0	1.92	Dolores SE
C-511	152.3	165.3	13.0	0.5	16.0	0.77	Dolores SE
C-519	56.3	56.9	1.3	2.2	128.0	4.53	Capulin
C-520	207.3	210.9	3.6	0.2	53.0	1.16	Villalpando_Capulin
C-523	87.4	89.5	2.2	2.4	75.0	3.77	Puertocito
C-523	94.8	99.7	4.9	12.5	188.0	15.91	Puertocito
C-524	40.3	41.2	0.9	2.1	139.0	4.63	Puertocito
C-524	137.2	137.7	0.5	17.0	35.0	17.64	Puertocito
C-524	152.3	152.8	0.6	1.3	134.0	3.74	Puertocito
C-525	98.2	101.5	3.3	10.6	181.0	13.93	Puertocito
C-527	179.2	180.0	0.8	3.0	5.0	3.05	Puertocito
CM-29	51.4	75.0	23.6	1.3	44.0	2.15	Fenix
CM-30	41.8	74.4	32.6	0.5	30.0	1.02	Fenix

Hole	From	To (m)	Length (m)	Gold	Silver	Au Eq. (55:1)	VEIN
	(m)			(g/t)	(g/t)
CM-30	81.4	108.5	27.1	0.7	28.0	1.21	Fenix
CM-31	29.0	37.8	8.8	0.4	35.0	0.99	Fenix
CM-31	56.0	67.5	11.5	0.2	10.0	0.35	Fenix
CM-31	76.7	82.9	6.2	4.4	26.0	4.90	Fenix
CM-31	117.8	135.5	17.7	0.4	18.0	0.70	Fenix
CM-32	22.7	23.4	0.7	6.2	185.0	9.59	Fenix
CM-33	51.6	60.4	8.8	1.3	35.0	1.97	Fenix
CM-33	81.8	89.7	7.9	1.7	39.0	2.36	Fenix
CM-34	148.4	155.5	7.1	0.4	9.0	0.60	Fenix
CM-36	75.3	91.2	15.9	0.7	56.0	1.68	Fenix
CM-37	142.6	154.4	11.8	0.5	9.0	0.64	Fenix
CM-38	112.5	115.7	3.2	0.6	16.0	0.91	Fenix
CM-38	118.9	128.0	9.1	0.8	18.0	1.10	Fenix
CM-39	200.0	229.4	29.4	1.1	12.0	1.35	Fenix

Note: The El Cubo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario, or in the El Cubo mine lab, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

March 30, 2010